March 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeanne Bennett
Vanessa Robertson
Kasey Robinson
Jeffrey Gabor

Re:	Design Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-253954)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Design Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective at 4:00 p.m. Eastern time on March 25, 2021, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between March 22, 2021 through the date hereof we have distributed approximately 2,749 copies of the Company’s Preliminary Prospectus dated March 22, 2021 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

GOLDMAN SACHS & CO. LLC
SVB LEERINK LLC
PIPER SANDLER & CO.

Acting severally on behalf of themselves and the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

SVB LEERINK LLC

By:	/s/ Stuart Nayman
Name:	Stuart Nayman
Title:	Managing Director, Senior Legal
Counsel

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

(Signature Page to Acceleration Request Letter)